Notice Declaring Intention to be
Qualified under
National Instrument 44-101
Short Form Prospectus Distributions
("NI 44-101")

January 29, 2021

To: British Columbia Securities Commission

And to: Ontario Securities Commission
Alberta Securities Commission

IM Cannabis Corp. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

IM Cannabis Corp.

By: "Oren Shuster"

              Oren Shuster
              Chief Executive Officer and Director